UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

24 February 2015

To:	Australian Securities Exchange
New York Stock Exchange

INTERIM RESULTS PRESENTATION

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at: http://edge.media-server.com/m/p/esvjvhvn

Rachel Agnew
Company Secretary

Port Hedland
Interim results
2015 financial year
bhpbilliton
resourcing the future
Andrew Mackenzie Chief Executive Officer
Peter Beaven Chief Financial Officer
24 February 2015

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA interest coverage, Underlying EBITDA margin, and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company (if the demerger is implemented) in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Interim results, 24 February 2015 Slide 2

Escondida
Interim results
2015 financial year
bhpbilliton
resourcing the future
Andrew Mackenzie Chief Executive Officer
24 February 2015

Delivering on our commitments
bhpbilliton
resourcing the future
We continue to realise substantial productivity gains
Our plans are flexible and we have reduced investment while preserving long-term value
We have increased free cash flow to US$4.1 billion despite weaker prices
We have strengthened our balance sheet with net debt reduced to US$24.9 billion
We remain committed to our progressive base dividend
The simplification of our portfolio is expected to unlock additional shareholder value
The building blocks of our strategy are correct and our company is in great shape
Interim results, 24 February 2015 Slide 4

Safety is paramount
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
6
4
2
0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 H1 FY15
down 54%
Interim results, 24 February 2015 Slide 5

Robust financial results
bhpbilliton
resourcing the future
Underlying EBITDA of US$14.5 billion, down 12%
Underlying attributable profit of US$5.4 billion, down 31%
Net operating cash flow of US$10.4 billion, down 12%
Capital and exploration expenditure1 of US$6.4 billion, down 23%
Free cash flow of US$4.1 billion, up 21%
Underlying return on capital of 11%
Interim dividend up 5% to 62 US cents per share
Net debt down to US$24.9 billion
Note: Variance relates to the relative performance of BHP Billiton during H1 FY15 compared with H1 FY14.
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
Interim results, 24 February 2015 Slide 6

Angostura
Interim results
2015 financial year
bhpbilliton
resourcing the future
Peter Beaven Chief Financial Officer
24 February 2015

Focusing on the factors we control
bhpbilliton
resourcing the future
Underlying EBIT variance
(US$ billion)
15.0
Uncontrollable (-US$5.9 billion) Controllable (+US$2.7 billion)
12.4
1.8 0.2
10.0 9.2
1.4 0.5 (0.9) (0.3)
0.6 6.5
(6.1) (0.4)
5.0
0.0
Fuel & energy Non-cash
H1 FY14 Price1 Exchange Inflation Sub total Growth volumes Productivity volumes Controllable cash costs2 Other3 H1 FY15
1. Net of price-linked costs.
2. Controllable cash costs comprises operating cash costs and exploration and business development expense.
3. Other includes ceased and sold operations, asset sales and other items.
Interim results, 24 February 2015 Slide 8

Petroleum & Potash: continuing to increase operating productivity bhpbilliton
resourcing the future

- Production increased by 9% to a record 131 MMboe supported by a 71% increase in Onshore US liquids volumes, although this was offset by lower average realised petroleum prices
- Significant improvements in Onshore US productivity underpinned an 8% decline in unit cash costs[1] to US$11.15 per barrel of oil equivalent
- The rise in non-cash costs reflects impairment charges associated with the divestment of conventional petroleum assets in North Louisiana and unconventional gas assets in the Pecos field in the Permian

Underlying EBIT variance
(US$ billion)


3.0
2.0
1.0
0.0
2.5
(0.8)
0.0
(0.0)
1.7
0.6
(0.0)
(0.4)
0.2
2.1
H1 FY14
Price
Exchange
Inflation
Sub-total
Growth volumes
Controllable cash costs
Non-cash
Other
H1 FY15

1. Excludes freight.

Interim results, 24 February 2015
Slide 9

Copper: improving cost efficiency mitigates price pressure
bhpbilliton
resourcing the future
Weaker base metal prices, including an 11% decline in the average realised price of copper, significantly affected profitability
A 13% reduction in Escondida unit cash costs1 to US$1.06 per pound was achieved in H1 FY15
Higher non-cash charges reflected a lower capitalisation rate for deferred stripping
Underlying EBIT variance
(US$ billion)
4.0
3.0
2.0.
1.0
0.0
2.9 (0.8) 0.2 (0.1) 2.2 (0.0) 0.7 0.0 (0.4) (0.3) 2.2
H1 FY14
Price
Exchange
Inflation
Sub-total
Productivity volumes
Controllable cash costs
Fuel & energy
Non-cash
Other
H1 FY15
1. Excludes freight, treatment and refinement charges; adjusted to exclude intercompany sales and purchases.
Interim results, 24 February 2015 Slide 10

Iron Ore: unit cash costs approaching US$20 per tonne
bhpbilliton
resourcing the future
WAIO production increased by 15% to a record 124 Mt1 as the ramp-up of Jimblebar continued and we improved the availability, utilisation and rate of our integrated supply chain
The average realised price of iron ore decreased by 38% to US$70 per wet metric tonne (FOB) in H1 FY15 significantly impacting profitability
Following a 29% decline in unit cash costs2 in H1 FY15 to US$20.35 per tonne, WAIO is well placed to achieve its target of below US$20 per tonne3
Underlying EBIT variance
(US$ billion)
8.0
6.0
4.0
2.0
0.0
6.5 (4.3) 0.1 (0.1) 2.2 0.7 0.5 0.7 0.1 (0.0) 0.0 4.2
H1 FY14
Price
Exchange
Inflation
Sub-total
Growth volumes
Productivity volumes
Controllable cash costs
Fuel & energy
Non-cash
Other
H1 FY15
1. 100% basis.
2. Excludes freight and royalties; wet metric tonne basis.
3. Based on real 2014 terms and an exchange rate of AUD/USD 0.91.
Interim results, 24 February 2015 Slide 11

Coal: systematically reducing our costs
bhpbilliton
resourcing the future
Metallurgical coal production increased by 21% to 26 Mt as Queensland Coal and Illawarra Coal both achieved record production
Average realised prices declined by approximately 20% for our coal products significantly impacting profitability
Increased equipment and wash-plant utilisation rates and a continued focus on labour, contractor and maintenance costs supported a 15% reduction in Queensland Coal unit cash costs1 to US$70.75 per tonne
Underlying EBIT variance
(US$ billion)
1.0
0.5
0.0
(0.5)
0.5 (0.7) 0.2 (0.1) (0.1) 0.0 0.1 0.3 0.1 0.0 (0.2) 0.2
H1 FY14
Price
Exchange
Inflation
Sub-total
Growth volumes
Productivity volumes
Controllable cash costs
Fuel & energy
Non-cash
Other
H1 FY15
1. Excludes freight and royalties.
Interim results, 24 February 2015 Slide 12

Aluminium, Manganese & Nickel: higher prices boosting profitability bhpbilliton
resourcing the future
Record manganese ore and alumina production was underpinned by strong performances at both Hotazel and the Alumar refinery
Higher average realised prices for alumina, aluminium and nickel delivered a significant increase in profitability
A reduction in controllable cash costs reflected a continued focus on labour and contractor productivity
Underlying EBIT variance
(US$ billion)
0.9
0.6
0.3
0.0
0.1 0.4 0.2 (0.1) 0.6 0.0 0.1 0.0 (0.1) 0.1 0.7
H1 FY14
Price
Exchange
Inflation
Sub-total
Productivity volumes
Controllable cash costs
Fuel & energy
Non-cash
Other
H1 FY15
Interim results, 24 February 2015 Slide 13

We are making great progress against our US$4.0 billion productivity target bhpbilliton
resourcing the future
Productivity-led volume and cost efficiencies1
(US$ billion)
4.0
3.0
2.0
1.0
0.0
1.0 2.0 3.0+ 4.0+
Volumes
Cash costs
FY15e
FY17 target
1. Represents planned annualised volume and cash cost productivity gains to be delivered from our core assets only, relative to our FY14 baseline.
Interim results, 24 February 2015 Slide 14

Other items affecting profitability
bhpbilliton
resourcing the future
Other items
(US$ million)
Underlying EBIT Underlying attributable profit Exceptional items
500
0
(500)
(1,000)
325 (361) 174 (290) (290) (809
FX impact on balance sheet monetary items1
Impairments
FX impact on net financing costs
FX impact on income tax expense
Impairment of Nickel West assets
Repeal of MRRT legislation
1. Period end foreign exchange (FX) related restatement of monetary items in the balance sheet; increased Underlying EBIT by US$220 million in H1 FY15 relative to H1 FY14.
Interim results, 24 February 2015 Slide 15

Maximising our free cash flow by improving productivity and reducing investment bhpbilliton
resourcing the future
We started preparing for a lower price environment many years ago approaching US$10 billion1 of annualised productivity-led gains capital and exploration expenditure reduced by almost 40%2
Generated free cash flow of US$4.1 billion in H1 FY15, despite weaker commodity prices
Increased our interim dividend by 5.1% to 62 US cents per share, for a payout ratio of 62%
We are confident that we can maintain our progressive dividend policy and do not plan to rebase our dividend following the proposed demerger, implying a higher payout ratio
Sources and uses of funds
(US$ billion)
16
12
8
4
0
H2 FY13
H1 FY14
H2 FY14
H1 FY15
H2 FY15e
Net operating cash flow3 Dividends paid4
Exploration expenditure Capital expenditure
1. Represents annualised volume and cash cost productivity gains relative to FY12.
2. Represents the reduction in BHP Billiton’s share of capital and exploration expenditure relative to FY12.
3. Net operating cash flow above excludes exploration expenditure expensed.
4. H2 FY15e dividends paid represents dividend determined on 24 February 2015.
Interim results, 24 February 2015 Slide 16

Our balance sheet is strong
bhpbilliton
resourcing the future
The Group remains committed to a strong balance sheet and a solid A credit rating
– in January 2015, Standard & Poor’s reaffirmed our A+ credit rating
Net debt reduced by US$0.8 billion over the period to US$24.9 billion, for a gearing ratio of 22.4% – redeemed all outstanding Petrohawk bonds with a total principal value of US$1.8 billion
Our balance sheet continues to strengthen
(net debt, US$ billion) (gearing, %)
30 30
25 25
20 20
15 15
H1 FY13 H2 FY13 H1 FY14 H2 FY14 H1 FY15
Net debt Gearing
Our solid A credit rating1
(cash from operations to net debt, %)
BHP Billiton Peer A- Peer BBB Peer BBB2
CY10-CY14 average CY14
1. Peer group includes Rio Tinto, Anglo American and Glencore. Source: Bloomberg; BHP Billiton analysis.
2. CY14 represents H1 CY14 annualised.
Interim results, 24 February 2015 Slide 17

Daunia
Interim results
2015 financial year
Andrew Mackenzie Chief Executive Officer
24 February 2015
bhpbilliton
resourcing the future

Emerging economies will drive long-term commodities demand growth bhpbilliton
resourcing the future
Short-term drivers
Global growth is expected to increase in CY15 – consumption-led recovery in the US
– monetary easing in a number of countries – lower oil prices
China’s economy remains healthy, albeit with slowing growth rates as it shifts from investment-led to consumption-led growth
Long-term outlook
Continued momentum in emerging economies will drive long-term growth – large and growing population base – rapidly rising income on the back of urbanisation and industrialisation
Emerging economies will underpin global growth
(emerging economies share, %)
100 90
75 85
50 80
25 75
0 70
1980 1990 2000 2010 2020e 2030e
Share of global GDP (LHS) Share of global population (RHS)
Source: International Monetary Fund; IHS.
Interim results, 24 February 2015 Slide 19

Iron ore: the cost curve will continue to flatten, leading to more stable pricing bhpbilliton
resourcing the future

Short-term drivers

- Iron ore prices are likely to remain subdued over the short to medium term as low-cost supply continues to rise
- Higher-cost supply, particularly in China, is being curtailed in response to declining prices

Long-term outlook

- The cost curve will continue to flatten as growth in low-cost seaborne supply outpaces demand, leading to more stable pricing
- We expect China's crude steel production to peak at 1 to 1.1 billion tonnes in the mid-2020s and plateau through to 2030
- After 2030, growth in the availability of steel scrap will cause global demand for iron ore to decline

Higher-cost Chinese supply is being curtailed


(%)
(US$/t)
100
80
60
40
20
200
165
130
95
60
Jan 11
Jan 12
Jan 13
Jan 14
Private mine operating rate[1] (LHS)
Platts 62% Fe fines CFR China price (RHS)

Iron ore cost curve is flattening
(CIF China equivalent basis, US$/t, nominal)


CY13
CY15
Cumulative volume
(Mt)

Source: Platts; Mysteel; Global Insight; Worldsteel; BHP Billiton analysis. Cost curve from Macquarie Bank, February 2015.
1. Private mines only; excludes SOEs. Source: SMM.

Interim results, 24 February 2015
Slide 20

Coal: a scarcity of high-quality resources supports longer-term demand bhpbilliton
resourcing the future
Short-term drivers
Australian supplier costs have benefited from currency depreciation and lower freight rates
Metallurgical coal pricing is expected to remain stable as Australian supply growth slows and North American supply declines
Long-term outlook
China’s scarcity of high-quality metallurgical coal will underpin long-term demand for
BHP Billiton’s products
Long-run Indian steel production growth is expected to support demand as China’s pig iron production peaks in the mid-2020s
Seaborne metallurgical coal exports
(Mt)
200
150
100
50
Australia North America
2012 2013 2014
Rising Chinese imports of hard coking coal
(Chinese metallurgical coal imports from Australia)
30%
49% 51%
70%
2012 2014
Hard coking coal Other metallurgical coal1
Source: GTIS trade statistics.
1. Other metallurgical coal includes weak coking and PCI coals.
Interim results, 24 February 2015 Slide 21

Copper: positive fundamentals despite short-term price weakness bhpbilliton
resourcing the future
Short-term drivers
Prices trended lower as strong supply growth was compounded by concerns over China’s short-term demand
Chinese power infrastructure investment and US housing construction will be key drivers of consumption growth in CY15
Long-term outlook
Demand remains compelling as emerging economies transition to consumption-led growth
Supply will become increasingly challenged due to declining ore grades at existing mines and a lack of quality development options
Structural deficit expected to emerge later this decade supporting higher long-run prices
Chinese grid investment is increasing
(RMB billion)
500
450
400
350
300
2011 2012 2013 2014 2015e
New supply will cost more to develop
(% of potential new supply available to meet long-term demand)
100
75
50
25
0
< $2.50/lb $2.50/lb > $3.50/lb
to $3.50/lb
Inducement cost1
Source: BHP Billiton analysis.
1. Estimated price required to cover capital and operating costs, and return on investment.
Interim results, 24 February 2015 Slide 22

Petroleum: oversupply will clear, requiring higher prices to meet growing demand bhpbilliton
resourcing the future
Short-term drivers
Crude oil prices declined due to growing US supply, a lower demand outlook and OPEC’s decision to maintain production levels
While oversupply is expected to persist through CY15, the supply response required to rebalance the market is under way
Long-term outlook
Long-term demand for liquids remains positive, largely driven by growth in the transportation sector
Higher prices will be required to induce the new supply needed to offset natural field decline and meet growing demand
Low-cost liquids supply is declining rapidly
(MMboe/d)
110
High-cost supply
is currently being
reduced...
100
...but will be required
90 later to meet growing
demand
80
70
2015e 2016e 2017e 2018e 2019e 2020e
Low-cost supply Medium-cost supply
High-cost supply Demand + OPEC
spare capacity
Source: EIA Annual Energy Outlook; Wood Mackenzie; BHP Billiton analysis.
Interim results, 24 February 2015 Slide 23

Unrivalled flexibility to adapt to market volatility
bhpbilliton
resourcing the future
Our proven strategy has delivered superior returns throughout the cycle
Our capital allocation framework remains unchanged
We anticipated changing market conditions and exercised our levers early to maximise free cash flow
– embedded substantial productivity gains by realising the full potential of our installed capacity and reducing costs
– closed high-cost operations
– demonstrated capital expenditure flexibility by improving capital efficiency and deferring expenditure for value
Maximise operating Maintain capital
cash flow flexibility
Approaching ~US$10 billion 40% decline in capital and
of volume and cost exploration expenditure
efficiencies
Capital allocation
Maximise free cash flow
Strong balance sheet & solid A credit rating
Return excess to shareholders
Maximise
shareholder
returns
Investment
Progressive base dividend
Interim results, 24 February 2015 Slide 24

Continuing strong operational performance
bhpbilliton
resourcing the future
Group production1 increased by 9% in H1 FY15 or 12% from the core portfolio – petroleum liquids production increased by 24% to 62 MMboe underpinned by a 71% increase in Onshore US liquids – record Western Australia Iron Ore (WAIO) production of 124 Mt2 – record metallurgical coal production of
26 Mt
– copper production decreased by 2%3 due to lower grades at Antamina
We are successfully completing our major development projects
– Escondida Oxide Leach Area Project completed in H1 FY15
– BMA Hay Point Stage Three Expansion project loaded first coal in January 2015
1. Copper equivalent production based on FY13 average realised product prices.
2. 100% basis.
3. Excludes Pinto Valley which was sold during FY14.
Production growth from our key commodities
(production volumes, % change, H1 FY15 versus H1 FY14)
Petroleum liquids
Metallurgical coal
Iron ore
Copper3
Energy coal
(10) 0 10 20 30
Productivity Growth
Interim results, 24 February 2015 Slide 25

We are reducing costs faster than anticipated

bhpbilliton
resourcing the future

- We are leading the industry in the pursuit of sustainable productivity gains
  - unit cost improvements realised at our major basins, ahead of plan
- We expect to deliver over US$4.0 billion of improvements by the end of FY17
  - at least US$3.0 billion by the end of FY15
- This performance will continue but inevitably gets harder
  - the proposed demerger will create a simpler, more focused portfolio that will allow further streamlining of our organisational design and implementation of best practice

Western Australia Iron Ore
(unit cash costs, US$/t[1])


30
25
20
15
FY14
FY15 guidance
H1 FY15

Queensland Coal
(unit cash costs, US$/t[2])


105
95
85
75
FY14
FY15 guidance
H1 FY15

Onshore US
(unit cash costs, US$/boe[3])


20
18
16
14
FY14
FY15 guidance
H1 FY15

Escondida
(unit cash costs, US$/lb[4])


1.3
1.2
1.1
1.0
FY14
FY15 guidance
H1 FY15

1. Excludes freight and royalties. FY15 guidance is based on an exchange rate of AUD/USD 0.91.
2. Includes freight and royalties. FY15 guidance is based on an exchange rate of AUD/USD 0.91.
3. Includes freight.
4. Includes freight; excludes treatment and refining charges. FY15 guidance is based on an exchange rate of USD/CLP 568.

Interim results, 24 February 2015
Slide 26

We have substantial investment flexibility
bhpbilliton
resourcing the future
We continue to selectively invest in our high-returning growth options average rate of return1 remains greater than 20%
Our level of investment2 is expected to decline to US$12.6 billion in FY15 and to US$10.8 billion in FY16
Includes Onshore US drilling and development expenditure of US$3.4 billion in FY15 and US$2.2 billion in FY16 preserves high-value resource for development when prices recover we continue to see significant reductions in the capital cost of well development
We have a value-focused approach to developing our tier-one resource base and the flexibility to adjust our plans, if needed
Lowering our rate of investment
(capital and exploration expenditure2, US$ billion)
25
20
17%
reduction
15
14%
reduction
10
5
0
FY13 FY14 FY15e FY16e
Capital expenditure Exploration
1. Ungeared, post-tax, nominal rate of return for our future investments; valuation date 1 January 2015.
2. Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests. Exploration expenditure has been reduced to US$0.9 billion in FY15 and FY16.
Interim results, 24 February 2015 Slide 27

Our progressive base dividend is fundamental
bhpbilliton
resourcing the future
Our strong balance sheet and solid A credit rating are fundamental enablers of our strategy
We have increased our interim dividend by 5.1% to 62 US cents per share, for a payout ratio of 62%
We remain committed to at least maintain or steadily increase our base dividend in every reporting period – we do not plan to rebase the dividend post the demerger of South32, implying a higher payout
We aim to maintain or grow the base dividend every period
(dividends determined, US cents per share)
0 25 50 75
FY05
FY06
FY07
FY08
FY09
H1
FY10
H2 FY11
FY12
FY13 CAGR:
FY14
16%
H1 FY15 1
1. Refers to the compound annual growth rate (CAGR) over the period H1 FY05 to H1 FY15.
Interim results, 24 February 2015 Slide 28

Our proposed demerger is progressing to plan
bhpbilliton
resourcing the future
South32 assets are performing well with record manganese ore and alumina production and strong underlying financial performance
It is intended that South32 would
– list on the Australian Securities Exchange (ASX) – have an inward secondary listing on the Johannesburg Stock Exchange (JSE) – pursue a Standard listing on the main board of the London Stock Exchange (LSE) – have an over-the-counter American Depositary Share (ADS) program
We will seek final Board approval to put the proposal to shareholders – we expect to release all shareholder documentation in mid-March 2015 – we expect to hold a shareholder vote in early May 2015
A strong performance from the South32 assets
(Underlying EBITDA, % change, H1 FY15 versus H1 FY14)
Aluminium
Cerro Matoso
Illawarra Coal
Alumina
Energy Coal
South Africa
Manganese
Cannington
(100) 0 100 200 300
Interim results, 24 February 2015 Slide 29

Our uniquely simple and high-quality portfolio
bhpbilliton
resourcing the future
A simplified portfolio supports our aim to continue to deliver superior returns throughout the cycle
With a simpler portfolio, we intend to streamline our organisational design by further simplifying our management structure, aggregating functional support and increasing utilisation of shared service centres
Our core portfolio comprises large-scale, high-quality mineral ore bodies and energy resources with common characteristics and a smaller geographical spread – leadership positions on industry cost curves – located in lower risk jurisdictions – high-quality investment options ensuring maximum optionality through the cycle
Source: Company reports; BHP Billiton analysis.
1. Production and financial metrics based on FY14; employee numbers based on FY14 for BHP Billiton and CY13 for peers.
Peer group includes Rio Tinto, Anglo American and Glencore.
A simplified portfolio1
(copper equivalent production per employee) BHP Billiton
excluding South32
Largest
BHP Billiton
Note: Bubble size represents
Underlying EBIT margin
Smallest Peers
Lowest Highest
A high-quality portfolio
(return on capital)
Interim results, 24 February 2015 Slide 30

Delivering on our commitments
bhpbilliton
resourcing the future
We continue to realise substantial productivity gains
Our plans are flexible and we have reduced investment while preserving long-term value
We have increased free cash flow to US$4.1 billion despite weaker prices
We have strengthened our balance sheet with net debt reduced to US$24.9 billion
We remain committed to our progressive base dividend
The simplification of our portfolio is expected to unlock additional shareholder value
The building blocks of our strategy are correct and our company is in great shape
Interim results, 24 February 2015 Slide 31

bhpbilliton
resourcing the future

Appendix
bhpbilliton
resourcing the future

Key net profit sensitivities
bhpbilliton
resourcing the future
Approximate impact1 on FY15 net profit after tax of changes of US$ million
US$1/t on iron ore price 140
US$1/bbl on oil price2 50
US¢1/lb on copper price 30
US$1/t on metallurgical coal price 30
US¢10/MMbtu on US gas price 25
US¢1/lb on aluminium price 25
US$1/t on energy coal price 20
US¢1/lb on nickel price 2
AUD (US¢1/A$) operations3 100
RAND (0.2 Rand/US$) operations3 25
1. Assumes total volume exposed to price; determined on the basis of BHP Billiton’s existing portfolio.
2. Impact does not include change in input costs across the group.
3. Impact based on average exchange rate for the period.
Interim results, 24 February 2015 Slide 34

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 24, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary